IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)
REPORT ON FORM 6-K

Attached is the English translation of the letter dated November 9, 2016, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

In compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

Integral Result for the three-month period (in ARS thousands)	09/30/2016	09/30/2015

Gain / Loss attributable to:
Company’s shareholders	78,882	103,002
Non-controlling interests	18,729	8,130

Equity Composition:
Capital stock	126,014	126,014
Comprehensive adjustment of capital stock	69,381	69,381
Additional paid-in capital	444,226	444,226
Legal Reserve	39,078	39,078
Special Reserve	15,802	15,802
Changes in non controlling interest	(19,770)	(19,770)
Retained earnings	895,482	386,584
Non-controlling interest	218,068	188,340
Total Shareholders’ Equity	1,788,281	1,249,655

In compliance with Section o) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 126,014,050.8, divided into 1,260,140,508 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share.

Shareholders	Acciones	Participación
IRSA Inversiones y Representaciones Sociedad Anónima[1]	1,192,218,866	94.61%
Minority Shareholders	67,921,642	5.39%

Below are the highlights for the three-month period of Fiscal Year 2017 ended September 30, 2016:

  ●
Net gain for the three month period of FY 2017 reached ARS 97.6 million compared to ARS 111.2 million in the same period of FY 2016.

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The Company’s EBITDA reached ARS 561.6 million in the three-month period of 2017. Excluding the results from sales of investment properties, the EBITDA grew by 24.2% compared to the same period of 2016.

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Our shopping centers’ sales grew by 21.0% in the three-month period of 2017 and the portfolio’s occupancy rate stood at 98.4%.

  ●
We reached 100% occupancy in our portfolio of Premium Offices.

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As a subsequent event, we announced a cash dividend payment of ARS 460 million, equivalent to ARS 0.3650 per ordinary share and ARS 14.6015 per ADR.

1 Includes the stake of E-Commerce Latina S.A. and Tyrus S.A (Subsidiares of IRSA Inversiones y Representaciones Sociedad Anónima)

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for relationship with the markets
Dated: November 9 , 2016